Mail Stop 0510


June 8, 2005


Via U.S. mail and facsimile

Mr. Thomas Lam
President and Chief Executive Officer
Poly-Pacific International, Inc.
Unit A, 4755 Zinfandel Court
Ontario, CA 91761


Re: 	Poly-Pacific International, Inc.
Amendment No. 1 to Registration Statement on Form 20-FR
Filed May 27, 2005
File No. 000-51180


Dear Mr. Lam:

      We have reviewed your response and your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information, page 7

A. Selected Financial Data, page 7

Table 3.1

1. The amounts shown here for Retained Earnings (Deficit) for 2004,
2003 and 2002 do not agree to the amounts shown on page 51 of your audited financial statements. Please make the appropriate disclosure revisions.

D. Risk Factors, page 10

2. Please add a risk factor that discloses the risks involved with the outstanding debenture due on December 31, 2005.
Item 4. Information on the Company, page 15
A. History and Development of the Company, page 15

3. Please explain the meaning of "Junior Capital Pool" as that term is used in the first paragraph of this section. In addition, please reconcile your disclosures in the first paragraph of this section regarding the amount of capital that the Junior Capital Pool raised prior to acquiring your company.

B. Business Overview, page 16

4. We read your response to comment 23 from our letter dated March
29,
2005. Please disclose whether you have applied for or obtained any patents or other intellectual property protections for your proprietary technology. If so, please disclose when these patents or other protections expire or terminate. In addition, please add risk factor disclosure regarding the risks associated with protecting your proprietary rights.

Item 5. Operating and Financial Review and Prospects, page 29

5. Please revise your disclosure to indicate, if true, that your consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States.

A. Operating Results, page 32

6. You indicate that gross margin in the current quarter of 51% is consistent with the prior year. It is not clear how you calculate gross margin from your financial information presented. Please disclose how gross margin is calculated from the financial information provided in this registration statement.

Operating Results Narrative for the Year Ended December 31, 2004,
page
34

7. We note your disclosure in the first paragraph of this section regarding the scarcity of your raw materials. Please reconcile this disclosure with your disclosure under the headings "Raw Materials
Supply" on pages 19 and 22.

Operating Results Narrative for the Year Ended December 31, 2004,
page
34

8. Please briefly describe the terms of the settlement you entered into with U.S. Technology Corporation.

9. We note your disclosure in paragraph 3. Please disclose whether you acquired the plastic lumber manufacturing system and whether it has begun production.
F. Tabular Disclosure of Contractual Obligations, page 39

10. We have read your response to comments 46 and 47 from our letter dated March 29, 2005. Your presentation of historical interest expense by segment in table 5.1 and 5.2 is not representative of your future interest obligations. Please revise your table of contractual cash obligations to include estimated interest payments on your current debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please also include totals at the bottom of each column, so that readers will be able to see your total contractual obligations for each period shown.

Item 8 - Financial Information

Consolidated Financial Statements, page 48

11. It appears that you have filed interim financial statements for the period ended March 31, 2005 on SEDAR. Please update your financial statements to include the March 31, 2005 interim financial information pursuant to Item 8.A.5 of Form 20-F. You are also required to submit under cover of a Form 6-K all information that you provide in Canada such as this quarterly information that was filed on
SEDAR.

Consolidated Statement of Operations, page 52

12. Please revise your statement of operations to exclude interest income from revenue in accordance with Rule 5-03.7 of Regulation
S-X.

13. The term "income before undernoted items" is not consistent with accounting principles generally accepted in the United States of America. Please revise to include US GAAP terms such as gross profit, operating income or income or loss from continuing operations as applicable. See Rule 5-03 of Regulation S-X.

14. Please tell us why foreign exchange loss (gain), bad debts, amortization of property, plant and equipment, management fees, professional fees and reorganization costs are not considered operating expenses. Please appropriately classify all expenses on your statement of operations as either operating expenses or non-operating expenses pursuant to Rule 5-03.2 through .9 of Regulation S-
X.

15. Please also tell us why you separate interest on short-term debt from interest of long-term debt. Interest expense should be included in other non-operating expenses. See Rule 5-03.7 through .9 of Regulation S-X.
Consolidated Statement of Cash Flows, page 53

16. Please confirm that bank loan advances (repayments) are recorded on a gross basis. Otherwise, please explain to us how your netting of cash flows related to the bank loan advances and repayments meets the requirements in paragraph 13 of SFAS 95 for netting.

17. It appears that the cash balance on your cash flow statement for the year ended December 31, 2002 does not agree with the cash balance on your balance sheet as of December 31, 2002. Also, changes in bank overdraft typically appear in financing activities. These changes in your bank overdraft appear to impact both 2002 and 2003 cash flows.
Please make the appropriate revisions to your statement of cash flows.

Note 9 - Debentures Payable, page 60

18. We have read your response to comment 62 from our letter dated March 29, 2005. You indicated that the price of your stock on June 1,
2003 was $0.14 CDN. Please confirm whether your convertible debenture was issued on June 1, 2003 or June 15, 2003 as indicated in your subscription document in Exhibit 4.1. If your convertible debenture was issued on June 15, 2003, please tell us your stock price on that date. If the stock price on the date of issuance is greater than the conversion price, please revise and disclose the accounting impact in your US GAAP financial statements pursuant to paragraph 5 of EITF 98-
5.

Note 11 - Commitments, page 62

19. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by
SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 18 - Segmented Information, page 65

20. We have read your response to comment 67 from our letter dated March 29, 2005. Please disclose your long-lived assets in Canada and in foreign countries as of December 31, 2004 and 2003 in your filing.
Note 21 - Other Information, page 69

21. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share to round only to the nearest cent.

Item 10. Additional Information, page 72

C. Material Contracts, page 75

22. We note your disclosure in paragraph 2 of this section regarding the fact that you postponed the payment of your remaining convertible debentures. Please explain what you mean by "postponed" and disclose whether you entered into an amendment to these debentures. If so, please briefly describe the materials terms of this amendment and file it as an exhibit to your registration statement.

D. Exchange Controls, page 75

23. We read your response to comment 79 from our letter dated
March
29, 2005. It appears that your disclosure repeats entire sections of the Investment Canada Act rather than providing a brief summary of its provisions. Please revise accordingly.

Item 19. Exhibits, page 82

24. Please file as an exhibit the $1,586,250 USD unsecured debenture that you issued on July 2, 2003.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Richard Nobbs
Poly-Pacific International, Inc.
14022 - 106 AVENUE
Edmonton, AB
T5N 1B2, Canada

Mr. Michael Williams, Esq.
Williams Law Group, P.A.
2503 W. Gardner Ct.
Tampa, FL 33611
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Mr. Thomas Lam
Poly-Pacific International, Inc.
June 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
  CORPORATION FINANCE